Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lennar Corporation

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-116975 of Lennar Corporation on Form S-4/A of our report dated February 27, 2004, except for that portion of Note 17 relating to the senior floating-rate notes due 2009 as to which the date is August 20, 2004, on the consolidated financial statements of Lennar Corporation and subsidiaries appearing in the Current Report on Form 8-K/A of Lennar Corporation dated October 28, 2004, and of our report dated February 27, 2004 on the consolidated financial statement schedule appearing in the Annual Report on Form 10-K of Lennar Corporation for the fiscal year ended November 30, 2003, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Miami, Florida
October 28, 2004